Exhibit (a)(4)

Form of E-Mail Announcing the Commencement of the Exchange Offer

May 22, 2003

Announcement of Offer to Exchange Outstanding Options Having an Exercise Price Greater than

$8.53 per share under the Plug Power Inc. 1999 Stock Option and Incentive Plan, as amended, and the

Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan, as amended.

A majority of our employees hold stock options with an exercise price that significantly exceeds the market price of our common stock and therefore, may not provide the intended performance incentives. As a result, we are happy to announce the commencement of an Exchange Offer (the “Offer”), pursuant to which we are offering to eligible employees of Plug Power the opportunity to exchange all outstanding stock options to purchase shares of our common stock granted under the Plug Power Inc. 1999 Stock Option and Incentive Plan, as amended, and the Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan, as amended, which have an exercise price greater than $8.53 per share, for shares of our restricted common stock on a three-for-one basis.

We are making this Offer upon the terms and subject to the conditions set forth in the Offer to Exchange, dated May 22, 2003 (the “Offer to Exchange”) and the related Election Form (the “Election Form”), which, along with other related materials, are being sent to you today. You should carefully read the Offer to Exchange, the Election Form and the related materials that are being sent to you. This e-mail is only to make you aware of the Offer and does not detail all of the terms and conditions of the Offer. We will be holding information sessions at which employees may receive information and ask questions concerning the Offer. The dates and times of these information sessions will be announced at a later date.

To participate in the Offer, you must properly complete and return the Election Form in accordance with its instructions, so that we RECEIVE it by 5:00 p.m., Eastern Time, on June 20, 2003, which is when the Offer is scheduled to expire. Please note that you are requested to return the Election Form even if you decline to participate in the Offer.

If you do not receive a mailing within a week and think you should have, you should contact Georgiana Gierisch at (518) 782-7700. You should direct questions about the Offer or requests for assistance to Ana-Maria Galeano, our General Counsel, or David Neumann, our Chief Financial Officer, at (518) 782-7700. However, he or she will not be able to answer questions about your personal situation or otherwise provide an assessment of the merits of the Offer. You should consult your personal advisors if you have any questions about your own financial or tax situation.

Sincerely,

Dr. Roger B. Saillant

President and Chief Executive Officer